

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC 110

SEC FILE NUMBER	
8 -	53656

* KH 3/3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



11017619

REPORT FOR THE PERIOD BEGINNING   **1/1/2010**   AND ENDING   **12/31/2010**

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SEVEN HILLS PARTNERS LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 BATTERY STREET, 16TH FLOOR

(No. and Street)

SAN FRANCISCO   **CA**   **94111-3370**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM   **(415) 869-6213**

                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, P.C.

(Name -- *if individual. state last. first. middle name*)

4 BECKER FARM ROAD	**ROSELAND**	**NJ**	**07068**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, <u>_____**EDWARD F. WOODHAM**_____</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>_____**SEVEN HILLS PARTNERS LLC**_____</u> , as of <u>_____**DECEMBER 31**_____</u> ,20 <u>**10**</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MAHESH PATEL
Commission # 1746824
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2011

_____
Signature

_____
Title

_____
Notary Public

JURAT

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on
this _____2 4 th_____ day of _Febryary_ ,20 _11_
by_ _Edward F Woodham_
proved to me or the basis of satisfactory
evidence to be the person(s) who appeared before me.

Notary Signature _____

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

SEVEN HILLS PARTNERS LLC

CONTENTS

Certified	Rothstein, Kass & Company, P.C.	Beverly Hills
Public	4 Becker Farm Road	Dallas
Accountants	Roseland, NJ 07068	Denver
	tel 973.994.6666	Grand Cayman
	fax 973.994.0337	Irvine
	www.rkco.com	New York
		Roseland
		San Francisco
		Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



Roseland, New Jersey
February 24, 2011

An independent firm associated with AGN International Ltd

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Current assets

Cash and cash equivalents	$	2,327,277
Accounts receivable, net		46,984
Unbilled expenses		83,122
Unbilled revenues		7,500
Prepaid expenses		9,843
Total current assets		2,474,726
Securities owned, at fair value		110,075
TOTAL ASSETS	$	2,584,801

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Due to Parent	$	1,123,247
Other payables		11,677
Unearned revenues		2,957
Total current liabilities		1,137,881
Member's equity		1,446,920
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,584,801

See accompanying notes to statement of financial condition.

2

SEVEN HILLS PARTNERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Seven Hills Partners LLC (the "Company") was formed as a single member limited liability company in the state of California on October 3, 2001. The Company is a wholly-owned subsidiary of Seven Hills Group LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing advice with respect to business transactions, mergers and acquisitions, and acting as an agent in the raising of capital through public and private placements of equity and debt securities of its clients.

Basis of Presentation

The financial statements are presented in United States ("U.S.") dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2011. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers its investment in a money market account to be a cash equivalent. During the normal course of business, the Company maintains an account with Charles Schwab & Co. (the "Broker"). At December 31, 2010, approximately $1,670,000 of cash equivalents are held with the Broker, and this amount is included in cash and cash equivalents on the statement of financial condition.

Accounts Receivable, Net

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections, and current credit conditions. As of December 31, 2010, the Company's allowance for doubtful accounts was approximately $102,000.

Valuation of Securities Owned, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

SEVEN HILLS PARTNERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

1. Nature of business and summary of significant accounting policies

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Fair value for many over-the-counter ("OTC") contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

SEVEN HILLS PARTNERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques (continued)

OTC Derivative Contracts

OTC derivative contracts include warrants received in connection with investment banking services.

Depending on the underlying security and the terms of the transaction, the fair value of certain OTC derivatives may be able to be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets (as is the case for generic interest rate swap and option contracts). In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. OTC derivatives contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Investments in Private Companies

Investments in private companies include securities received in connection with investment banking services.

The Company values securities owned for which there is no ready market at fair value as determined by the Company's management. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows, and market-based information, including comparable transactions and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

Income Taxes

As a single-member LLC, the Company is disregarded for federal and state income tax purposes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

SEVEN HILLS PARTNERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

2. Fair value measurements (continued)

The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Securities owned (at fair value)				
Common stocks	$ 75,890	$ -	$ 8,446	$ 84,336
Warrants	-	637	25,102	25,739
	$ 75,890	$ 637	$ 33,548	$ 110,075

3. Derivative contracts

In the normal course of business, the Company receives derivative contracts in connection with investment banking services. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk with derivative activities and exposure to derivative contracts is equity price fluctuations. In addition to its equity price risk, the Company is also subject to counterparty risk due to the potential inability of its counterparties to meet the terms of their derivative contracts.

Warrants

The Company may receive warrants in connection with its investment banking services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to satisfy its issued warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

Volume of Derivative Activities

At December 31, 2010, the volume of the Company's derivative activities based on their notional amounts and number of share equivalents, categorized by primary underlying risk, are as follows:

SEVEN HILLS PARTNERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

3. Derivative contracts (continued)

Volume of Derivative Activities (continued)

(notional amounts in thousands)

	Long exposure	
	Notional	**Number of share**
Primary underlying risk	**amounts**	**equivalents**
Equity price		
Warrants [a]	$ 1,017	2,454

(a) Notional amounts for warrants are based on the fair value of the underlying shares as if the warrants were exercised at December 31, 2010.

Impact of Derivatives on the Statement of Financial Condition

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned, at fair value, categorized by primary underlying risk, at December 31, 2010.

(in thousands)

	Derivative
Primary underlying risk	**assets**
Equity price	
Warrants	$ 26

4. Concentrations of credit risk

As of December 31, 2010, the Company maintained approximately $657,000 of its cash balance in an interest-bearing deposit account with City National Bank. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's management monitors the risk associated with this balance and does not anticipate any losses from this counterparty. Additionally, as of December 31, 2010, the Company maintained approximately $1,670,000 of its cash balance in a dividend-earning money market fund held at the Broker which is not FDIC insured. The Company does not consider the risk associated with this money market fund to be significant, though it has taken the required two percent haircut on its balance in computing net capital.

5. Related party transactions

Due to Parent

During 2010, the Parent made payments for various expenses related to the business of the Company. There was no expense-sharing agreement between the Parent and the Company in effect during 2010, and the Company reimburses the Parent for these expenses. The Company records these expenses when incurred and posts the corresponding liability to the account due to Parent. During 2010, the Company reimbursed the Parent $4,655,000 for expenses paid by the Parent. As of December 31, 2010, the Company owed the Parent approximately $1,123,000 for such expenses. This liability is included on the statement of financial condition.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Management and Board of Advisors of Seven Hills Partners LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Seven Hills Partners LLC ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we

 

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2011

SEVEN HILLS PARTNERS LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	3,053,209
General Assessments at .0025		7,633
Payments Remitted with Form SIPC-6		(4,421)
Amount Due with Form SIPC-7	$	3,212

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**053656 FINRA DEC
SEVEN HILLS PARTNERS LLC   11*11
275 BATTERY ST 16TH FL
SAN FRANCISCO CA 94111-3305**

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward F. Woodham (415) 869-6200

2. A. General Assessment (item 2e from page 2) $ 7,633

   B. Less payment made with SIPC-6 filed (exclude interest)   (4,421   )

   _07/29/2010_
   Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   3,212

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,212

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 3,212

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Seven Hills Partners LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 25th day of February, 2011.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,008,854

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   50,534

         Total additions   50,534

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____   6,179

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   6,179

2d. SIPC Net Operating Revenues $ 3,053,209

2e. General Assessment @ .0025 $ 7,633

(to page 1, line 2.A.)

2